UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 27, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated 15 January 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

2.	A news release dated 26 January 2015 entitled ‘VODAFONE AND DOCOMO PACIFIC ANNOUNCE PARTNER MARKET AGREEMENT IN GUAM AND THE COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS (CNMI)’

3.	A news release dated 30 January 2015 entitled ‘UPDATE TO VODAFONE COUNTRY-BY-COUNTRY TAXATION AND TOTAL ECONOMIC CONTRIBUTION OVERVIEW’

15 January 2015

RNS: 3143C

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 14 January 2015 that on 13 January 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 228.85p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	108
Matthew Kirk	110
Ronald Schellekens	108

END

26 January 2015

VODAFONE AND DOCOMO PACIFIC ANNOUNCE PARTNER MARKET AGREEMENT IN GUAM AND THE COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS (CNMI)

Vodafone and DOCOMO PACIFIC today jointly announced a new Partner Market agreement for Guam and the Commonwealth of the Northern Mariana Islands (CNMI), building on Vodafone’s strategic partnership with NTT DOCOMO.

Under the non-equity partnership agreement, DOCOMO PACIFIC, a wholly-owned subsidiary of NTT DOCOMO, becomes Vodafone’s preferred partner in Guam and the CNMI and the two companies will jointly offer business and consumer customers a range of products and services.

DOCOMO PACIFIC will benefit from access to Vodafone best practice and will be able to enhance its customer proposition in Guam and the CNMI with Vodafone’s products and services.  Vodafone’s multinational corporate customers will benefit from the addition of Guam and the CNMI to their existing contracts for international managed services, while continuing to be serviced via a single point of contact.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “We are pleased to expand the strategic partnership with our Japanese partner NTT DOCOMO to include Guam and the CNMI, extending our footprint to 54 markets worldwide. This will boost our presence in Asia Pacific and extend the reach of Vodafone’s services in the region.”

Jonathan Kriegel, CEO at DOCOMO PACIFIC said:  “With the combination of our parent company NTT DOCOMO and our new partnership with Vodafone, we are best positioned to bring the people of Guam a truly superior customer experience complete with a world class network, products and services.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About DOCOMO PACIFIC

A wholly-owned subsidiary of Japan telecommunications giant, NTT DOCOMO, DOCOMO PACIFIC was originally a merger of Guamcell Communications and HafaTel prior to acquisition in December 2006 by NTT DOCOMO. This acquisition allowed NTT DOCOMO the opportunity to share its world-leading technology with the region as evidenced by significant investments and upgrades in DOCOMO PACIFIC. In October 2008, DOCOMO PACIFIC was first on Guam to introduce the fastest and only 3.5G network. In November 2011, DOCOMO PACIFIC launched 4G HSPA+ service on Guam followed by the launch of advanced 4G LTE service in October 2012.

On 22 May 2013, DOCOMO PACIFIC officially merged with MCV Broadband and is now Guam and the CNMI’s leading provider of telecommunications and entertainment services. With combined offerings to include the latest mobile services, television, internet and telephone services in the region, DOCOMO PACIFIC continues to enhance the diversified range of services available to its customers.

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 61 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, NTT DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. Please visit www.nttdocomo.co.jp/english for more information.

30 January 2015

RNS: 6078D

Update To Vodafone Country-By-Country Taxation And Total Economic Contribution Overview

Vodafone today published an update to its voluntary disclosure of the Group’s taxation and total economic contribution on a country-by-country basis to include financial information for the year ended 31 March 2014.

The report published today provides an updated overview of the Group’s total contribution to public finances in each of its countries of operation, including direct and indirect cash taxes paid as well as non-taxation-based government revenue contributions such as spectrum fees.

In 2013/14, Vodafone contributed £14.75 billion in cash to the public finances in our countries of operation. This was up from £13.5 billion in 2012/13.

Vodafone is one of very few multinational companies worldwide to make a voluntary disclosure on a country-by-country, ‘actual cash paid’ basis, including details and explanations of tax payments and key taxation matters.

The updated information can be found online at: www.vodafone.com/sustainability/tax2014

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 54 more, and fixed broadband operations in 17 markets. As of 30 September 2014, Vodafone had 438 million mobile customers and 11 million fixed broadband customers. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 27, 2015	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary